Filed pursuant to Rule 433
Free Writing Prospectus
January 18, 2024
Registration No. 333-274474

Tom Lydon: [02:04:30] [02:05:00]	At this point, it's my pleasure to introduce David Mann, who is the Senior Vice President and Head of ETF Product and Capital Markets at Franklin Templeton. David, welcome. Great having you.
David Mann:	Thanks, Tom. Pleasure to be here.
[02:05:30] Tom Lydon:

Hey guys. So a little off script. You're taking us home here for a very, very important aspect of addressing the thoughts, concerns, education of advisors. But I know you've had a chance to listen to a little bit of what's going on. What are some of the hot takes, David, that you might've picked up from the symposium so far, and most importantly are the big news that we saw this week?

David Mann: [02:07:00]
And maybe Tom, just one other point to add that I think has been interesting is talking about digital assets in crypto and blockchain more broadly. Yet the news that's driving all of this is certainly the excitement from the spot Bitcoin. So not necessarily that there's a Bitcoin blockchain separation, but certainly, if you think about the intersection between those two worlds within an ETF form, it's been an interesting dialogue that we're having.

Tom Lydon: [02:07:30]
Yeah. So David, this is good. You've been at this for a while. When you think about this news that we have this week, and I think one overwhelming message that we're getting is now as an advisor, you can't ignore it. Right? It doesn't mean that you have to adopt a strategy. But you can't ignore it. You have to research it. You have to develop an opinion. You have to develop a strategy. And you have to clearly communicate that to your clients, right?

David Mann: [02:08:00]
That's right. That's right. Yeah. Especially for the advisors who love ETFs, and who are trying to think about asset allocation, and putting together thoughtful portfolios, getting the regulatory stamp of approval about spot Bitcoin with an ETF form means all of that research, and due diligence, and portfolio allocation. They have to think about how that's going to fit in, and what's the Sharpe ratio? What are the correlations to the S&P 500, and the AG, to be thoughtful about adding that to a investor's portfolio. Absolutely.

[02:09:30] Tom Lydon: [02:10:00]

Well, here's a question for the advisors on the call. And when we get to the subject at hand here, "Which of the following has you concerned about investing in crypto? Is it the difficulty of valuation? Is it failures of crypto companies, regulatory concerns, uncertainty about talking to clients about it, or the volatility?" And we'll leave that up there for a few minutes. But look, there are reasons to be really enthusiastic about the news this week. At the same time, as

[02:10:30]
advisors, as fiduciaries, we have to be responsible and address the good, and the bad, and the ugly. And this has not been fairy dust through this whole experience, right? There's been ups and downs along the way. And with that, especially in the media, the media tends to focus on the good things, but also some of the bad things as well. And there's been some bumps along the road.

So thank you for answering this question. David, I'm coming to you. Here are the results, mixed. Volatility leading the charge, the valuation, but also failures of crypto companies, and regulatory concerns as well. So talk about these results. And what do you think?

[02:11:00] David Mann: [02:11:30] [02:12:00]

Yeah. Fairly spread out. I guess if you want to add difficult to value, and volatility, maybe that's about half of it. So certainly from a valuation perspective, thinking about, "Okay, what should Bitcoin be worth," you have a finite supply of Bitcoin that will exist. You've got all these spot ETFs coming in. So you've got all that volume, which this is an open-ended ETF. So any buying on exchange would lead to a creation of new shares. Those creations of new shares means someone's going to be buying Bitcoin that's into the fund. So that should be some level of buying pressure. But is that new investors who have been, if you think about, was it the crypto natives, or folks who've been watching for the last few years to wait for this moment who are now coming into these vehicles? So yeah. A lot of conversations about volatility compared to other high-tech companies, and AI, and things like that. But pretty spread out. I'm not too surprised, Tom.

[02:14:30] Tom Lydon: [02:15:00]

Hey David, when we talk about channels, this data is also interesting. Again, RIAs tend to not have as many restrictions, and a little bit more flexibility than the vast majority of advisors. Can you touch on that? And then the other number that's jumping off the page at me is Family Offices and Private Banks. From an institutional adoption standpoint, it looks like we've got even greater demand.

David Mann: [02:15:30] [02:16:00]

Yeah. I think that's right. When you look at the list, historically, some of those will be faster moving into newer asset classes than others. It's interesting to combine the underlying asset class. So Bitcoin with a lot of the ETF metrics that we've come to think about in terms of the approvals across wirehouses, and regionals, and other RIAs across the board, some of them are fast adopters. Some of those want to see some trading liquidity. Some of them want to see your ETF is at a certain AUM. And for EZBC as we have that conversation, all of that's true. There's been the day one volume conversation. There's the, "Hey, we love your low cost, but we want to watch it for a little bit. Let it bake a little bit, before we want to come in." So the percentages that you're showing there are in line with the conversations in terms of who we think will be trading today, yesterday, next week with those that we might see in the next one to three months.

Tom Lydon:	David, what would you add to that?

[02:17:30] David Mann:

No. Yeah. We've seen similar research. The number varies a little bit, whether it's I've seen one to three, one to four, two to four. So it seems like in terms of the diversification benefits, running all the classic metrics like Sharpe and Information ratio, that there can be a real benefit of having a small percentage of exposure to Bitcoin in any asset allocation model. So I think it makes a lot of sense. And those are the conversations we're having.

[02:18:00] Tom Lydon:	Yeah. And then when you think about things like volatility and valuation, what would be some of the key points if an advisor is sitting across the table from a client?
David Mann: [02:18:30] [02:19:00]
Yeah. So it's interesting. Maybe I'll answer that one a couple ways. If I look, "Okay. Why Bitcoin?" Okay. So if you think about this whole new blockchain network technology, okay. This is the potential for looking for a technology that is in a very exciting asset class. And if you think about putting that allocation, look in the volatility, there shouldn't be that different of a conversation with other tech companies that we've been talking about over the last years. It was probably last summer when we were talking about artificial intelligence. Similarly, "Okay, well what's the volatility of those companies? And tell me what they're doing that's going to be the next growth story." And I think this whole networking effect with the blockchain I think is going to have a very similar format. And what's exciting now is all the putting on my ETF hat, all the things that we've loved about ETFs with liquidity, and trading, and transparency, and on-exchange, and the open-ended nature, that is what we've now taken that Bitcoin crypto story, and applied it into the readily accessible vehicle that investors like.

[02:21:00] Tom Lydon:	Well, guys, you each enjoyed approval and launches this week. David, talk about the Franklin Templeton Bitcoin ETF.
David Mann: [02:21:30] [02:22:00]
Yeah. Sure. So ticker, as you see there, EZBC priced at 19 basis points, with a waiver for the first six months down to zero. And the part that's exciting from a Franklin Templeton perspective is we have a whole digital asset team. And they're the ones that come up with the Ben Franklin with laser eyes, which I had to ask a few questions what that even meant. And now I've been rightfully informed. So you've got this whole expertise in terms of why Bitcoin, and why the networks, and why the technology. And over here, I'm in this ETF world. And it's been so exciting to have the 75 plus years experience of Franklin Templeton doing innovations over the years, digital assets for the last decade. Bringing that into this little ETF world, I think makes us a real trusted partner for investors to get their Bitcoin exposure.

Tom Lydon:
Yeah. I think you're making a point. It's not easy for big asset managers to go down this path. It takes some chutzpah, right? And the fact that you're pointing it out, hopefully everybody in the team over there feels really, really good about

[02:22:30]
this week. Because there's always some feeling of inherent risk. I would say that's one of the things we see across the board with a lot of the biggest asset managers. Change sometimes causes a little bit of angst. With advisors, it's the same thing. Change causes angst. With their clients change causes angst. So what we're doing here is not making quick decisions. These decisions are made over many months and years. But with education and discussion brings innovation. Right?

[02:23:00] David Mann:	Absolutely. Yeah. And kudos to senior leadership for getting us here.

Important Information
The Franklin Bitcoin ETF (the "Fund") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.